NBT Bancorp Inc.
52 South Broad Street
Norwich, New York 13815

November 5, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, N.E.
Washington, D.C. 20549

Re:	NBT Bancorp Inc.
Registration Statement on Form S-4 (File No. 333-282822)
Request for Acceleration of Effective Date

Dear Ms. Adegbuyi:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, NBT Bancorp Inc. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission accelerate the effective date and time of the above referenced Registration Statement on Form S-4 (the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern Time on November 7, 2024, or as soon thereafter as practicable.

The Company requests that it be notified of such effectiveness by a telephone call to Les B. Reese of Hogan Lovells US LLP at (202) 637-5542.

Sincerely,

NBT Bancorp Inc.

By:	/s/ Scott A. Kingsley
Scott A. Kingsley
President and Chief Executive Officer